82-913

J Sainsbury plc

03 JUL -1 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk



03024221

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6391
Fax: 020 7695 6391
Date: 24 June 2003

SUPPL

Dear Sir

Safeway plc

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 24 June 2003 in respect of Safeway plc.

Yours sincerely

Carla Loveday
Company Secretarial Assistant,
Group Registration & Shareholder Services

Enc

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

dlw 7/1

24 June 2003

Sainsbury's response to Competition Commission's statement

Sainsbury's today responded to the Competition Commission's statement on current thinking and hypothetical remedies issued on 24th June.

Peter Davis, group chief executive, said, "This is half time in the process; fact gathering is ongoing and the issues are still being debated. We are continuing to provide information to the Competition Commission in response to their recent requests for information. The issues are broadly the same as those cited in the Issues Statement on 8th May and the remedies, which are entirely hypothetical, contain no surprises. We are looking forward to further discussions at our planned meeting next week and to working with the Commission to the end of the process.'

For enquiries:

Investor Relations:
Lynda Ashton +44 (0) 20 7695 7162

Media:
Pip Wood 020 7695 6127